UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D


Alpha Nutraceuticals, Inc.


(Name of Issuer)


Common Stock, No Par Value


(Title of Class of Securities)


02076R 10 5


(CUSIP Number)


Louis J. Paulsen
1229 Third Avenue
Chula Vista, CA 91911
(619) 427-3077


(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


January 1, 2004

(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to
report the acquisition which is the subject of this Schedule
13D, and is
filing this schedule because of ss 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box [  ].


CUSIP NO.:  34460E 10 1


13D

Page 1 of 5 Pages




(1)

NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Louis J. Paulsen
(2)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [   ]

(See Instructions)

(b) [   ]

(3)

SEC USE ONLY


(4)

SOURCE OF FUNDS (See Instructions)

PF, OO

(5)

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
TO ITEMS 2(d) or 2(e)
[    ]

(6)

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

(7)
SOLE VOTING POWER

900,000

(8)

SHARED VOTING POWER


(9)

SOLE DISPOSITIVE POWER

900,000

(10)

SHARED DISPOSITIVE POWER



(11)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

900,000

(12)

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (See Instructions)
[    ]


(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.3%

(14)

TYPE OF REPORTING PERSON (See Instructions)

IN


Item 1.  Security and Issuer

          This Statement on Schedule 13D (this "Statement")

relates to the common stock, no par value per share, of Alpha

Nutraceuticals Inc., a California corporation ("Alpha

Nutraceuticals"). The principal executive offices of Alpha

Nutraceuticals are located at 1229 Third Avenue, Chula Vista, CA

91911.

Item 2.  Identity and Background.


       (a)  This Statement is being filed by Louis J. Paulsen.

       (b)  The business address of Mr. Paulsen is 1229 Third

Avenue, Chula Vista, CA 91911.

       (c) Mr. Paulsen is presently the President of Alpha

Nutraceuticals, a seller of nutritional supplements and related products.  Its address is 1229 Third Avenue, Chula Vista, CA

91911.

       (d)-(e) During the last five years, Mr. Paulsen has

neither been convicted in a criminal proceeding (excluding

traffic violations and similar misdemeanors), nor has he been subject to a judgment, decree, or final order in a civil

proceeding enjoining future violations of, or

prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) Mr. Paulsen is a citizen of the United States of

America.

Item 3.  Source and Amount of Funds or Other Consideration.

          	As more fully described below, pursuant to the

terms of an Asset Acquisition Agreement (as defined below), Mr.

Paulsen acquired 900,000 shares of Alpha Nutraceuticals Common

Stock. Mr. Paulsen acquired such stock as a result of his 30%

ownership of Let's Talk Health, Inc., a privately held

California Corporation ("LTH"), which was acquired by Alpha

Nutraceuticals, Inc. The source of funds used by Mr. Paulsen to acquire his stock in LTH was personal funds.



Item 4.  Purpose of the Transaction.

          (a)-(j) On January 1, 2004, Sierra-Rockies Corporation

(the Registrant) (since renamed Alpha Nutraceuticals, Inc.) and

LTH, a company 30% owned by Mr. Paulsen, entered into an Asset

Acquisition Agreement (the "Asset Agreement"), a copy of which is Exhibit 1 hereto and is incorporated herein by reference. All references herein are qualified in their entirety by reference to the Asset Agreement. The Asset Agreement provides, among

other things, for the sale of LTH assets to the Registrant in exchange for 3,000,000 shares of the Registrant's Common Stock,

which stock was to be distributed pro rata to the shareholders of LTH. Because Mr. Paulsen held 30% of the outstanding shares in LTH he received 30% of the 3,000,000 shares in the Registrant issued as consideration for the LTH assets. Thus, on February

20, 2004, Mr. Paulsen was issued 900,000 shares of Alpha

Nutraceuticals, Inc. common stock.

           The previous sole officer and director of the

Registrant resigned at the time the Asset Agreement was executed on January 1, 2004 and Louis J. Paulsen became a director and the new President of the corporation. At the same time James L.

Cartmill became a director and Secretary of the corporation and

Robert J. Bliss, Howard A. Gutzmer, and Colin J. Kelly all

became directors of the corporation.

          The foregoing summary of the Asset Agreement does not

purport to be complete and is qualified in its entirety by

reference to the text of such Asset Agreement which is Exhibit 1 hereto.

	On January 8, 2004 the Registrant filed an amendment to its

articles of incorporation with the Secretary of State of

California changing its name to Alpha Nutraceuticals, Inc., a name which better reflects its nutritional supplement business.

The Amendment is attached hereto as Exhibit 2.

          Except as set forth above or in other Items of this

Statement (which Items are incorporated hereby by reference) or the Asset Agreement, Mr. Paulsen does not have any plans or

proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of

Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer


          (a) - (b) Louis J. Paulsen may be deemed to have

beneficial ownership of, and sole voting and dispositive power with respect to, 900,000 shares of Alpha Nutraceuticals Common

Stock. Accordingly, Mr. Paulsen might be deemed to beneficially own approximately 22.3% of the outstanding shares of Alpha

Nutraceuticals Common Stock based upon the 4,037,027 shares of

Alpha Nutraceuticals Common Stock outstanding on February 23,

2004.

          (c) Mr. Paulsen has not effected any transaction in

Alpha Nutraceuticals Common Stock during the past 60 days,

except for his acquisition of 900,000 shares of  Alpha

Nutraceuticals Common Stock pursuant to the Asset Agreement

described above at Item 3.

          (d) Louis J. Paulsen has the right to receive or the

power to direct the receipt of dividends from, or the proceeds from the sale of, the 900,000 shares of Alpha Nutraceuticals

Common Stock beneficially owned by him. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such

securities.

          (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or

Relationships with Respect to Securities of

the Issuer

      Louis J. Paulsen does not have any contracts,

arrangements, understandings or relationships (legal or

otherwise) with any person with respect to any securities of

Alpha Nutraceuticals, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures,

loan or option arrangements, puts or calls, guarantees of

profits, division of profits or loss, or the giving or

withholding of proxies.


Item 7.  Material to be filed as Exhibits.

         Exhibit 1 --    Acquisition Agreement, dated as of

January 1, 2004, by and between Sierra-Rockies Corporation, a

California corporation, and Let's Talk Health, Inc., a

California corporation.


         Exhibit 2 -- 	 Amendment to the Articles of

Incorporation, dated January 5, 2004, changing the name of the corporation from Sierra-Rockies Corporation to Alpha

Nutraceuticals, Inc.




SIGNATURE

          After reasonable inquiry and to the best of my

knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


 Dated:  February 24, 2004





        /s/ Louis J. Paulsen


     Name:  Louis J. Paulsen